Date              31 May 2000
Number            48/00


BHP and CVRD enter Agreement to Rationalise the Alegria Iron Ore Complex in
Brazil

The Broken Hill Proprietary Company Limited (BHP) today announced that it has reached an agreement with Companhia Vale do Rio Doce (CVRD) to enter into a joint venture aimed at rationalising the Alegria Iron Ore Complex in Brazil.

The formation of the proposed joint venture is underpinned by CVRD's acquisition today of a 63.06% shareholding in Sociedade Anomima Mineracao da Trindade-Samitri (Samitri) from the Arbed Group for US$525 million.

Samitri currently owns 51% of Samarco Mineracao SA (Samarco) with BHP holding
the remaining 49%.   BHP and CVRD have agreed that following the acquisition
by CVRD of Arbed's shareholding in Samitri, BHP will acquire a further one per cent shareholding in Samarco which will equalise its ownership with Samitri at
50:50.   A new Shareholder Agreement will be finalised to reflect the new ownership structure of Samarco.

Samitri and Samarco both have iron ore mining and processing operations in the
Alegria Complex.   Details of their respective reserves, production,
processing facilities and products are attached.   The agreement between BHP
and CVRD will facilitate the restructuring of Samitri and Samarco operations aimed at increased efficiencies, reducing costs and improving Samarco's product quality.

President BHP Minerals Ron McNeilly welcomed the agreement with CVRD, the
world's largest iron ore producer.   'It is a practical demonstration of BHP's
portfolio management activities designed to capture synergies in key business areas by partnering with major industry players,' Mr McNeilly said.

'Purchase of the additional 1% shareholding in Samarco provides BHP with joint control of a high quality asset which enjoys strong demand for its products. We expect to capture significant operating efficiencies and savings between the neighbouring Samarco and Samitri mines.'



BACKGROUND INFORMATION - SAMITRI & SAMARCO

Samitri

Samitri is a publicly listed Brazilian iron ore producer. The company's principal asset is its 51% interest in Samarco, a large, low-cost Brazilian iron ore pellet producer. In addition, Samitri owns and operates four iron ore mines - Alegria, Corrego do Meio, Morro Agudo and Andrade - in the state of Minas Gerais, Brazil.

Samitri currently has an annual production base of approximately 15 million tonnes of iron ore products; comprising sinter feed and concentrate (88%) and lump (12%). Apart from approximately 1.5 million tonnes of concentrate (which is sold to Samarco on an arms length basis), all of Samitri's products are railed under contract to the port of Tubarao in the state of Espirito Santo. Both the rail and port facilities are owned by CVRD.

Exports comprise approximately 75% of Samitri's sales on a tonnage basis. Europe is the dominant export market with customers in this region accounting for approximately 60% of all sales. In 1999, Samitri reported sales revenues of US$181.2 million and net profits of US$53.3 million.

Samitri - Sales and Financial Highlights (1)

(year ending 31 December)           1999          1998            1997


Iron Ore Sales (tonnes millions) (2)
Sinter Feed & Concentrate           12.5          14.5            12.6
Lump                                 1.9           1.7             1.3
Total                               14.4          16.2            13.9


Revenue & Net Profit (US $million)(3)
Gross Sales                        181.2         240.3           200.7
Net Profit                          53.3          49.3            31.5

Source: Samitri Annual Report; Samitri Audited Financial Statements (FAS 52 currency translation)
Note:
1.  Figures may not add due to rounding
2.  Wet metric tonnes
3.  Samitri's interest in Samarco is equity accounted

Samarco

Samarco is a privately held Brazilian iron ore pellet producer, owned 51% by Samitri and 49% by BHP (1). Samarco owns and operates one of the largest and lowest cost iron ore pellet plants in the world.

Samarco's main operations comprise: an open-pit mine and concentration plant at Alegria; a pellet plant and port facility at Ponta Ubu; and a 396km concentrate slurry pipeline which links the mine and pellet plant. In addition, Samarco has shareholdings in two hydroelectric power stations, Guilman-Amorin (140MW, 49% owned) and Muniz Freire (25MW, 100% owned).

Over the past five years, Samarco has invested more than US$540 million to double the productive Capacity of the Ponta Ubu filtering and pellet plant. The facility is currently operating at its expanded design capacity of 12 million tones of pellets and 2 million tonnes of pellet feed. In 1999, Samarco produced approximately 10 million tonnes of pellets and 2 million tonnes of pellet feed.

Samarco has a Probable Ore Reserve (2) of 739 million tonnes at 46.7% Fe. The current reserve base is dominated by low-grade itabirite ore and is sufficient to sustain operations for over 20 years at current production rates and continuation of existing arrangements with Samitri for supply of concentrate.

Samarco exports all its iron ore products to customers in Europe, America, Asia, Africa and the Middle East. In 1999, Samarco reported sales revenue of approximately US$339.2 million and net profits of US$72.3 million.

Samarco - Sales and Financial Highlights

(years ending 31 December )           1999        1998          1997


Iron Ore Sales (tonnes million) (2)
Pellets                               10.4         9.4           5.7
Pellet Feed (Concentrate)              1.8         2.0           3.4
Total                                 12.1        11.3           9.1


Revenue & Net Profit (US$ million)
Gross sales                          339.2       370.8         255.4
Net Profit                            72.3        46.0          45.1

Source: Samarco Management Reports; Samarco Audited Financial Statements
Note:
1.  Figures may not add due to rounding
2.  Dry metric tonnes

BHP

BHP is one of the world's leading diversified natural resource companies with revenues of approximately US$13 billion and an equity market capitalisation in excess of US$18 billion.

BHP has three main areas of business - Minerals, Petroleum and Steel. The main activities of the Minerals division include the production and processing of iron ore, copper and coal.

BHP's iron ore interests are primarily located in Australia and include controlling joint venture interest in two world class mines - Mt Newman and Mt Goldsworthy. In addition, BHP has a 49% interest in Samarco (refer above).
In the year ended 31 May 1999, BHP share of iron ore production was approximately 66 million tonnes.

CVRD

CVRD is the world's largest producer and exporter of iron ore. The company is the dominant mining company in Latin America and one of the largest companies in Brazil. CVRD has revenues in excess of US$2.4 billion and an equity market capitalisation of approximately US$9.0 billion.

CVRD has three key operating divisions - Iron Ore, Non Ferrous Minerals (primarily gold, base metals and industrial minerals) and Logistics (primarily rail and port services). In addition, the company has interests in aluminium, forestry and steel.

CVRD operates two world class integrated systems in Brazil for the production and distribution of iron ore. The Southern System is located in the States of Minas Gerais and Espirito Santo and the Northern System is located in the States of Para and Maranhao. Each system includes extensive iron ore reserves, mines, processing plants, five under joint ventures with international partners. In the year ended 31 December 1999, CVRD sales of iron ore and pellets reached over 93 million tonnes.


1. Under the terms of agreement, CVRD and BHP will equalise the ownership of Samarco through the sale by Samitri of an additional one per cent interest in Samarco to BHP. Following the sale, Samarco will be owned 50% by CVRD and 50% by BHP.

2. The information in this release that related to Samarco's Mineral Resources and Ore Reserves is based on information compiled by Julio Tizon, who is a member of the Aus IMM and is a full time employee of Samarco. Julio has sufficient experience which is relevant to the style of mineralisation and type of deposit to qualify as a Competent Person as defined in the 1999 edition of the "Australian Code for Reporting Mineral Resources and Ore Reserves". Julio Tizon consents to the inclusion in the release of the matters based on his information in the form and context in which it appears.


Contact:
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Michael Buzzard
Senior Media Relations Advisor       Pierre Hirsch
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